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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                           Baker Hughes Incorporated
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   057224107
--------------------------------------------------------------------------------
                                (CUSIP Number)

Scott Renwick                                            One East Wacker Drive
(312) 661-4520                                           Chicago, Illinois 60601
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 10, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 057224107                                      PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Unitrin, Inc.
      95-4255452
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2    (a) _____
      (b) _____
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      See Item 3.
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          34,175,963
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          34,175,963
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      34,175,963

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      HC, CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 057224107                                      PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Trinity Universal Insurance Company
      75-0620550
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2    (a) _____
      (b) _____

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      See Item 3.
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          19,458,295
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          19,458,295
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      19,458,295

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (See Instructions)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IC, CO
------------------------------------------------------------------------------

CUSIP No. 057224107                                           Page 4 of 10 Pages

Item 1.  Security and Issuer
         -------------------

     Common stock, $1.00 par value, of Baker Hughes Incorporated, 3900 Essex Lane, Houston, Texas 77027-5177 ("Baker Hughes").

Item 2.  Identity and Background
         -----------------------

     The persons filing this Schedule 13D are:

     (1) Unitrin, Inc., One East Wacker Drive, Chicago, Illinois 60601 ("Unitrin"), a Delaware corporation whose principal activity is holding the stock of insurance and consumer finance subsidiaries.

          For additional information concerning the directors and executive officers of Unitrin, see Exhibit A.

     (2) Trinity Universal Insurance Company, 10000 North Central Expressway, Dallas, Texas, 75231 ("Trinity"), a Texas corporation primarily engaged in the business of underwriting property and casualty insurance. Trinity is a wholly owned subsidiary of Unitrin.

          For additional information concerning the directors and executive officers of Trinity, see Exhibit B.

     No filing person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years; nor, to the best knowledge and belief of the filing persons, has anyone listed in the attached exhibits been convicted in any such proceedings.

     No filing person, and to the best knowledge and belief of the filing persons, no person listed on the attached exhibits, was a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     United Insurance Company of America, One East Wacker Drive, Chicago, Illinois, 60601 ("United"), is a wholly owned subsidiary of Unitrin. As described in Items 3 and 5 below, United also owns shares of Baker Hughes. However, due to the fact that United's beneficial ownership is less than 5% of the outstanding Baker Hughes common stock, United is not required to file a
Schedule 13D with respect to its holdings and is not a joint filer of this
Schedule 13D.

CUSIP No. 057224107                                           Page 5 of 10 Pages


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     Trinity and United were shareholders of Western Atlas Inc. ("Western Atlas"). On August 10, 1998, Western Atlas was acquired by Baker Hughes in a merger transaction in which each outstanding share of Western Atlas was converted into 2.7 shares of Baker Hughes common stock. As a result, Trinity and United received 2.7 shares of Baker Hughes for each share they held in Western Atlas. No separate consideration was paid by Trinity or United for the Baker Hughes shares reported hereby.

Item 4.   Purpose of Transaction
          ----------------------

     The filing persons have no plans or proposals which relate to Items 4(a) through 4(j) of Schedule 13D. Future investment considerations by the filing persons might or might not result in the acquisition of additional securities of Baker Hughes or the disposition of securities of Baker Hughes.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a) The aggregate number and percentage of the shares of Baker Hughes common stock beneficially owned directly by Trinity is set forth in the cover page to this Schedule 13D. United beneficially owns directly 14,717,668 shares of Baker Hughes constituting approximately 4.6% of the outstanding shares of Baker Hughes. As the parent company of Trinity and United, Unitrin may also be deemed to be a beneficial owner of shares of Baker Hughes owned by Trinity and United. The number and percentage of Baker Hughes common stock with respect to Unitrin are also set forth in the cover page.

     (b) Trinity and United each share with Unitrin voting and dispositive powers over the shares held by them, respectively.

     (c) Except for the acquisition of the Baker Hughes common stock pursuant to the merger transaction described in Item 3 above, neither the filing companies nor United have had any transactions in the common stock of Baker Hughes.

     (d) No person, other than the filing persons or United, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the security listed on the cover page.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect
           ---------------------------------------------------------------------
           to Securities of Issuer
           -----------------------

     See Item 5 above.

CUSIP No. 057224107                                           Page 6 of 10 Pages


Item 7.   Material to be Filed as Exhibits
          --------------------------------

          The following documents are attached as exhibits to this Schedule 13D:

          Exhibit A  Unitrin, Inc. Directors and Officers
          Exhibit B Trinity Universal Insurance Company Directors and Officers Exhibit C Joint Filing Agreement between Unitrin, Inc. and Trinity
                     Universal Insurance Company dated August 20, 1998

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  August 20, 1998                        UNITRIN, INC.

                                              By:  /s/ Scott Renwick
                                                 -------------------------------
                                                 Scott Renwick
                                                 Secretary

CUSIP No. 057224107                                           Page 7 of 10 Pages


                                                                       Exhibit A

                                 UNITRIN, INC.

--------------------------------------------------------------------------------------------
               NAME                  BUSINESS                  POSITION WITH UNITRIN
      (All are U.S. Citizens)        ADDRESS           (Principal Occupation, if different,
                                                              presented in footnotes)
--------------------------------------------------------------------------------------------
James E. Annable                       (2)             Director
--------------------------------------------------------------------------------------------
David F. Bengston (9)                  (1)             Vice President
--------------------------------------------------------------------------------------------
James W. Burkett (9)                   (8)             Vice President
--------------------------------------------------------------------------------------------
Eric J. Draut (9)                      (1)             Vice President, Treasurer & Chief
                                                       Financial Officer
--------------------------------------------------------------------------------------------
Reuben L. Hedlund                      (3)             Director
--------------------------------------------------------------------------------------------
Jerrold V. Jerome (9)                  (1)             Director & Chairman of the Board
--------------------------------------------------------------------------------------------
William E. Johnston, Jr.               (4)             Director
--------------------------------------------------------------------------------------------
Thomas H. Maloney (9)                  (1)             Vice President & General Counsel
--------------------------------------------------------------------------------------------
Scott Renwick                          (1)             Secretary
--------------------------------------------------------------------------------------------
George A. Roberts                      (5)             Director
--------------------------------------------------------------------------------------------
Fayez S. Sarofim                       (6)             Director
--------------------------------------------------------------------------------------------
Henry E. Singleton                     (7)             Director
--------------------------------------------------------------------------------------------
Donald G. Southwell                    (1)             Vice President
--------------------------------------------------------------------------------------------
Richard C. Vie (9)                     (1)             Director, President & Chief
                                                       Executive Officer
--------------------------------------------------------------------------------------------

(1)  One East Wacker Drive, Chicago, Illinois 60601.
(2) Mr. Annable is Senior Vice President of First Chicago NBD Corporation, One First National Plaza, Suite 0476, Chicago, Illinois 60670.
(3) Mr. Hedlund is an attorney and partner with the law firm of Hedlund, Hanley & John, Sears Tower, Suite 5700, Chicago, Illinois 60606.
(4) Mr. Johnston is President and Chief Operating Officer of Morton International, Inc., 100 North Riverside Plaza, Chicago, Illinois 60606.
(5) Dr. Roberts is a retired executive. 10000 North Central Expressway, Dallas, Texas 75231.
(6) Mr. Sarofim is the Chairman of the Board and President of Fayez Sarofim & Co., a registered investment advisor, Two Houston Center, Suite 2907, Houston, Texas 77010.
(7) Dr. Singleton is a rancher and investor. 334 N. Maple Drive, Suite 177, Beverly Hills, California 90210.
(8) Mr. Burkett is President and Chairman of the Board of Trinity Universal Insurance Company, 10000 North Central Expressway, Dallas, Texas 75231.
(9)  See also, Exhibit B filed herewith.

August 20, 1998

CUSIP No. 057224107                                           Page 8 of 10 Pages

                                                                       Exhibit B

                      TRINITY UNIVERAL INSURANCE COMPANY

               NAME                 BUSINESS                   POSITION WITH TRINITY
      (All are U.S. Citizens)       ADDRESS            (Principal Occupation, if different,
                                                              presented in footnotes)
--------------------------------------------------------------------------------------------
David F. Bengston (3)                (1)               Director
--------------------------------------------------------------------------------------------
Robert F. Buehler                    (2)               Vice President & Treasurer
--------------------------------------------------------------------------------------------
James W. Burkett (3)                 (2)               Director, Chairman of the Board &
                                                       President
--------------------------------------------------------------------------------------------
Roger M. Buss                        (2)               Vice President
--------------------------------------------------------------------------------------------
Donald C. Crutchfield                (2)               Vice President
--------------------------------------------------------------------------------------------
Eric J. Draut (3)                    (1)               Director
--------------------------------------------------------------------------------------------
David B. Durham                      (2)               Vice President
--------------------------------------------------------------------------------------------
Judith E. Fagan                      (2)               Director, Senior Vice President &
                                                       Corporate Secretary
--------------------------------------------------------------------------------------------
Dennis O. Halsey                     (2)               Vice President
--------------------------------------------------------------------------------------------
Jerrold V. Jerome (3)                (1)               Director
--------------------------------------------------------------------------------------------
Dorothy A. Langley                   (2)               Vice President & Corporate Counsel
--------------------------------------------------------------------------------------------
Thomas H. Maloney (3)                (1)               Director
--------------------------------------------------------------------------------------------
James R. McLane                      (2)               Senior Vice President
--------------------------------------------------------------------------------------------
Richard C. Vie (3)                   (1)               Director
--------------------------------------------------------------------------------------------

(1)  One East Wacker Drive, Chicago, Illinois 60601.
(2) Trinity Universal Insurance Company, 10000 North Central Expressway, Dallas, Texas 75231.
(3)  See also, Exhibit A filed herewith.


August 20, 1998

CUSIP No. 057224107                                           Page 9 of 10 Pages

                                                                       Exhibit C

                                   AGREEMENT

UNITRIN, INC., AND TRINITY UNIVERSAL INSURANCE COMPANY by their undersigned officers hereby agree that UNITRIN, INC. shall file a joint statement on behalf of such companies whenever any or all are required by Section 13(d) of the Securities Exchange Act of 1934, and the regulations issued pursuant thereto, to file any statement concerning the ownership of stock issued by Baker Hughes Incorporated.

Date:  August 20, 1998

                                       UNITRIN, INC.

                                       By:  /s/ Scott Renwick
                                            ----------------------------------
                                            Scott Renwick
                                            Secretary


                                       TRINITY UNIVERSAL INSURANCE COMPANY

                                       By:  /s/ Samuel L. Fitzpatrick
                                            ----------------------------------
                                            Samuel L. Fitzpatrick
                                            Assistant Secretary